Mail Stop 4561

January 15, 2008

Joseph W. Saunders
Chief Executive Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128-8999

> **RE:** **Visa Inc.**
> **Amended Registration Statement on Form S-1**
> **File No. 333-147296**
> **Date Filed: December 21, 2007**
>
> **Visa Inc. Form 10-K for the fiscal year ended September 30, 2007**
> **Date Filed: December 21, 2007**

Dear Mr. Saunders:

We have reviewed your response letter dated December 21, 2007 and the above referenced filings and have the following additional comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated December 7, 2007. If indicated, we think you should revise your document in response to these comments. Please note that revisions to the Form S-1 should be similarly addressed in the Form 10-K. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We understand that you have not yet formally determined the price range for the offering but it would greatly aid our understanding of the effects of the restructuring and other transactions you propose if you provide us, as soon as possible, with a version of your document that gives effect to a possible offering price selected by management from a range of potential prices that management

would consider acceptable Such a submission would enable us to better assess your disclosure in a number of areas.

2. It appears from information available on a Visa website that the Commercial Bank of Syria is a Visa member bank. The Commercial Bank of Syria is the subject of a Treasury Department rule requiring U.S. financial institutions to terminate all correspondent accounts involving the bank. The Treasury Department release announcing finalization of the rule indicates that the rule was adopted, in part, because the bank has been used by terrorists to move funds. Please expand the materiality analysis you provided in response number 3 of your August 21, 2007, letter to the staff, to discuss the potential impact on your reputation and share value of your association with the Commercial Bank of Syria.

Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended September 30, 2007

Note 3. Visa Europe Transaction, page 47

3. Please revise the note to disclose or refer to the quantitative and qualitative assumptions and methods used to determine the $3.1 billion value attributed to the 8.1% Visa Europe class EU series I and III common stock convertible into class C series III and IV common stock and the $1.104 billion value attributed to the class EU series II common stock convertible into class C series II common stock.

The Framework Agreement – Trademark and Technology Licenses, page 49 and Note 3, page F-13

4. Please explain and disclose the assumptions and methods used to determine that the base license fee approximated fair value. It is not clear how an analysis of fee rates implied by the economics of the licenses supported this assessment of fair value.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Visa Inc., page 58

5. In addition to the head note disclosure of the pro forma nature of the presentation, please revise the caption heading to indicate the pro forma basis of the presentation.

Overview, page 58

6. In your discussion of pro forma operating revenue growth on pages 58-59 and elsewhere in management's discussion and analysis you note payment volume by product categories, new types of service fees and pricing increases in regions outside of the U.S. as important key metrics, factors and contributors to your significant and ongoing pro forma operating revenue growth in fiscal 2007. It appears to the staff that you should consider disclosure which quantifies and analyzes regional payment volume by product category, regional pricing changes and by types of new service fees in a manner that would provide an understanding of your financial results and ongoing impact of these metrics and factors. We refer you to SEC Release 33-8350, Sections III.B.1 and 3 which states that registrants "should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company." Please tell us how you have or will comply with Release 33-8350.

Critical Accounting Estimates, page 74

Fair Value – Goodwill and Intangibles, page 77

7. Please tell us how your estimated fair value determination associated with acquired intangible assets incorporates marketplace participant assumptions pursuant to SFAS 141, paragraph B174 and EITF 02-17. Tell us what consideration you gave to reflecting that assumption in your disclosures on page 77 since this would appear to be a critical assumption and judgment.

8. We note your disclosure stating that you engage independent third-party appraisal firms to assist in your determination of the fair values of assets and reporting units. Please name the specialist and include expert's consent following Securities Act Rule 436 (b) of Regulation C.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Visa U.S.A. Inc., page 84

Results of Operations, page 85

9. We note your expanded disclosure of the trends impacting operating revenues. Tell us what consideration you gave to providing similar expanded disclosures to substantiate the increases or decreases on a quantitative basis related to your operating expenses. In this regard, your disclosure should indicate whether these increases or decreases are representative of anticipated future trends.

Compensation Discussion and Analysis, page 161

10. We reissue comments 17 and 18 of our letter dated November 9, 2007. It does not appear as though you have provided any additional disclosure as requested with respect to the awards made under the Special Bonus Program. In addition, although you have provided some additional disclosure as it relates to the Visa U.S.A. Annual Incentive Plan, please provide a comprehensive analytical discussion of the reasons why the committee believed it was appropriate to award Messrs. Partridge and Sheedy the maximum annual award of 200% of their target bonus. Similar disclosure should be provided for Mr. Floum. Identification of the factors the committee considered in making the payout should be coupled with appropriate qualitative disclosure of how consideration of the enumerated factors translated into specific payouts.

11. Please provide additional analysis addressing the $4.7 million long-term incentive award that you paid to Mr. Saunders as reported in column (d) of the Summary Compensation Table. See also footnote (5) to the Summary Compensation Table. Discuss how you determined that Mr. Saunders would be eligible for a target long-term bonus of 500%-600% of his annual base compensation and provide a materially complete discussion of how the transition governance committee determined Mr. Saunders's 2007 payout. Discuss how achievement of corporate or individual performance objectives resulted in this payout and describe the reasons why the committee believed that the payout was appropriate in light of the various items it considered in making the compensation decision. Given that it appears as though Mr. Saunders's award was not made pursuant to one of your incentive programs, to the extent there are material differences between the manner in which you derive the long-term performance bonus opportunity for him as compared to participants in your other comparable incentive programs, please discuss in complete detail.

Certain Relationships and Related Party Transactions, page 186

12. Your Item 404 disclosure lacks any meaningful discussion of the related party agreement maintained with JPMorgan Chase Bank, National Association. Please provide a reasonably detailed description of the material terms, financial and otherwise, of the agreement that you maintain with JPMorgan Chase filed as Exhibit 10.3. Disclose the nature of and amount of JPMorgan Chase's economic interest in the transaction(s). We would expect to see summaries of significant terms of the related party agreement as well as disclosure that quantifies the year-by-year historical as well as the prospective effects of the pricing arrangements that you have negotiated with this customer, compared to prices charged to non-affiliated customers. See Item 404(a)(3)-(4) of Regulation S-K.

Visa Inc.

Consolidated Balance Sheet, page F-3

13. In view of the conversion and redemption features associated with certain of your series of common stock please tell us what consideration you have given to including in the Visa, Inc. audited balance sheet the pro forma effect of these changes in capitalization and planned distributions to shareholders. See SAB Topic 1B.3 and Rule 11-01(a) (8) and Rule 11-02(a) (7) of Regulation S-X.

Note 1. Organization, page F-4

14. We note on page 49 that the closing date of the reorganization was October 3, 2007 which is not the same date as the audited October 1, 2007 balance sheet date. Please explain what consideration you gave to the financial statement and audit reporting impact related to the "perfunctory" contractual obligations remaining after October 1, 2007 and other commitments as of October 3, 2007. Please explain what you mean by the term "perfunctory."

Note 3 – The Reorganization, Fair Value of Assets Acquired and Liabilities Assumed, page F-13 and Note 9 – Intangible Assets, page F-24

15. Please tell us how your determination that intangible assets have indefinite lives complies with the guidance in paragraphs 11 and B44-48 of SFAS 142. Please tell us how you test for impairment of customer relationships and if your testing is done by aggregating customer agreements or if you analyze agreements separately.

Visa Inc. Form 10-K for the fiscal year ended September 30, 2007

16. Tell us what consideration you gave to providing the audited consolidated financial statements for Visa International in your filing as required by Rule 3-05 of Regulation S-X. Alternatively, provide the exemption relied upon when concluding that inclusion of the financial statements was not necessary.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer at (202) 551-3855 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462 or Barbara C. Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   Mark L. Mandel
        by facsimile at (212) 354-8113